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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                          (Amendment No.____________)*

                                Merrimac Industries Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                590262101
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                                 (CUSIP Number)

                              Lee Unterman
                              David J. Greene and Company, LLC
                              599 Lexington Avenue
                              New York, NY 10022

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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                November 19, 2007
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             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM
     ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID
                               OMB CONTROL NUMBER.

CUSIP No:  590262101

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1    NAMES OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

                                David J. Greene and Company, LLC / 13-5605991

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a) [_]
     (b) [X]

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3    SEC USE ONLY



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4    SOURCE OF FUNDS (SEE INSTRUCTIONS)


                        00 - funds of investment advisory clients
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5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)   [_]



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6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                New York



----------------------------------------------------------------------
                   7    SOLE VOTING POWER



  NUMBER OF         0

   SHARES      _____________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          190,000
               -------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    274,600

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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                        274,600

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12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)

     [_]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                        9.38%

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14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)



                        IA

      --------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.590262101

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Item 1.  Security and Issuer

        Merrimac Industries Inc.
        41 Fairfield Place
        West Caldwell, NJ  07007-0986

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Item 2.  Identity and Background

          (a) David J. Greene and Company, LLC ("DJG"); Michael C. Greene ("MCG")is the CEO of DJG.

          (b)  599 Lexington Avenue, New York, NY 10022

          (c) David J. Greene and Company, LLC ("DJG")is a federally registered investment advisor engaged in the management of institutional and high net worth client accounts. DJG serves as investment advisor to, and has voting and investment discretion over, the managed accounts of its client, and therefore may be deemed to be the beneficial owner of the Shares.

     (d) During the last five years, neither DJG or MCG has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, neither DJG not MCG has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it or he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)       United States

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Item 3.  Source and Amount of Funds or Other Consideration


               The Shares were purchased for the managed accounts of DJG's clients. Funds for the purchase of the Shares reported were derived from the funds of DJG's investment advisory clients.
--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction

     (a) The Reporting Persons acquired the Shares for investment purposes in the ordinary course of business.

     (b) In pursuing such investment purposes, the Reporting Persons may further purchase, hold, vote, trade, dispose or otherwise deal in the Shares at times, and in such manner, as they deem advisable to benefit from changes in market prices of such Shares, changes in the Issuer's operations, business strategy or prospects, or from sale or merger of the Issuer. To evaluate such alternatives, the Reporting Persons will routinely monitor the Issuer's operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Reporting Persons and other investment considerations. Consistent with its investment research methods and evaluation criteria, the Reporting Persons may discuss such matters with management or directors of the Issuer, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment financing professionals, sources of credit and other investors. Such factors and discussions may materially affect, and result in, the Reporting Persons' modifying their ownership of the Shares, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer's operations, governance or capitalization, or in proposing one or more of the other actions described in subsections (a) through (j) of Item 4 of
Schedule 13D.

        The Reporting Persons reserve the right to formulate other plans and/or make other proposals, and take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or acquire additional common stock of the Issuer or dispose of all the Shares beneficially owned by them, in the public market or privately negotiated transactions. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer

     (a)   274,600; 9.38%

     (b)   Shared voting power 190,000; shared dispositive power 274,600

     (c)   0

     (d)   N/A

     (e)   N/A

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Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        There are no contracts, arrangements, understandings or relationships (legal or otherwise) between or among the Reporting Person and any other person with respect to any securities of the Company
--------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits

        None

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

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 11/27/2007

--------------------------------------------------------------------------------
Date

/s/ Lee Unterman

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Signature

Lee Unterman, Chief Compliance Officer

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Name/Title

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION. INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).